UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                Amendment No. 3



                           Caraustar Industries, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $0.10 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    140909102
                  --------------------------------------------
                                 (CUSIP Number)



                                December 31, 2004
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)




                                Page 1 of 8 pages

-----------------------
  CUSIP No. 140909102                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman Sachs Asset Management, L.P.


------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 1,085,339

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               1,906,402
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  1,835,936

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               1,906,402

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           3,742,338

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

          13.1%

------------------------------------------------------------------------------
12.   Type of Reporting Person

           IA

------------------------------------------------------------------------------




                               Page 2 of 8 pages

-----------------------
  CUSIP No. 104909102                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman Sachs Trust on behalf of
           Goldman Sachs Small Cap Value Fund


------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               1,906,402
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               1,906,402

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,906,402

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           6.7%

------------------------------------------------------------------------------
12.   Type of Reporting Person

           IV

------------------------------------------------------------------------------



                                Page 3 of 8 pages

Item 2(a).         Name of Persons Filing:
                   Goldman  Sachs  Asset  Management,  L.P.  and
                   Goldman  Sachs  Trust on behalf of
                   Goldman Sachs Small Cap Value Fund

Item 4.            Ownership.*

          (a).     Amount beneficially owned:
                   See the response(s) to Item  9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s) to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


--------------------------
     (1) In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by Goldman Sachs Asset Management, L.P. ("GSAM LP"). GSAM LP, an investment advisor, disclaims beneficial ownership of any securities managed, on GSAM LP's behalf, by third parties.





                              Page 4 of 8 pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 9, 2005


                                GOLDMAN SACHS ASSET MANAGEMENT, L.P.


                                By: /s/ Ted Chang
                                   ----------------------------------------
                                Name:   Ted Chang
                                Title:  Attorney-in-fact





                                GOLDMAN SACHS TRUST on behalf of
                                Goldman Sachs Small Cap Value Fund


                                By: /s/ Ted Chang
                                  -------------------------------------------
                                Name:   Ted Chang
                                Title:  Attorney-in-fact



                              Page 5 of 8 pages

                                INDEX TO EXHIBITS


Exhibit No.   Exhibit
-----------   -------
99.1 Joint Filing Agreement, dated February 9, 2005, between Goldman Sachs Asset Management, L.P. and Goldman Sachs Trust on behalf of Goldman Sachs Small Cap Value Fund

99.2 Power of Attorney, dated January 9, 2004, relating to Goldman Sachs Trust on behalf of GS Small Cap Value Fund



                              Page 6 of 8 pages

                                                                 EXHIBIT (99.1)




                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.10 par value, of Caraustar Industries, Inc. and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date:  February 9, 2005



                                  GOLDMAN SACHS ASSET MANAGEMENT, L.P.



                                  By: /s/ Ted Chang
                                  ----------------------------------------
                                  Name:   Ted Chang
                                  Title:  Attorney-in-fact




                                  GOLDMAN SACHS TRUST on behalf of Goldman Sachs Small Cap Value Fund


                                  By: /s/ Ted Chang
                                  ----------------------------------------
                                  Name:   Ted Chang
                                  Title:  Attorney-in-fact



                               Page 7 of 8 pages

                                                                  EXHIBIT (99.2)


                               POWER OF ATTORNEY


     KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS TRUST (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel Saskia Brookfield Martin and Ted Chang, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

     THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 9, 2004.


GOLDMAN SACHS TRUST


By: s/ Howard Surloff
---------------------------
Name:  Howard Surloff
Title: Managing Director







                                Page 8 of 8 pages